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NATIONWIDE LIFE INSURANCE COMPANY                    [NATIONWIDE INSURANCE LOGO]
HOME OFFICE: ONE NATIONWIDE PLAZA - COLUMBUS, OH 43215-2220


March 25, 1999

VIA ELECTRONIC TRANSMISSION

The United States Securities and
     Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, D.C. 20549


Re:  Nationwide VA Separate Account-C
     Nationwide Life and Annuity Insurance Company
     SEC File No. 33-66496
     Application for Withdrawal of Post-Effective Amendment No. 7


Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Nationwide VA Separate Account-C respectfully submits a request for withdrawal of Post-Effective Amendment No. 7 to the Variable Accounts' Registration Statement, SEC File No. 33-66496 ("Post-Effective Amendment").

This Post-Effective Amendment has not become effective. The reason for this application of withdrawal is that the Post-Effective Amendment contains new product features which were requested by the product's exclusive sales force. In view of changing business circumstances, their management has requested that the product's current features remain the same at this time. Accordingly, a withdrawal of the Post-Effective Amendment is respectfully requested. If you have any questions concerning this matter, please contact Theresa Schaefer at
(614) 249-7570.

Very truly yours,

NATIONWIDE LIFE INSURANCE COMPANY

Joseph P. Rath
Vice President, Product and Market Compliance


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cc:  Lorna MacLeod
     Mail Stop 5-6